XsunX, Inc. 65 Enterprise Santa Aliso Viejo, California 92656

April 9, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-0213

Re:	XsunX, Inc.
Request for Acceleration of Registration Statement on Form S-1
File No. 333-148762

Ladies and Gentlemen:

XsunX, Inc. (the “Company”) hereby requests acceleration of the effectiveness of Amendment No. 4 to its Registration Statement on Form S-1 (File No. 333-148762), filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 9, 2008, to 2 pm EST on April 10, 2008, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to Matthew L. Ogurick, Esq. at (305) 539-3352 or to Clayton E. Parker, Esq. at (305) 539-3306 of Kirkpatrick & Lockhart Preston Gates Ellis LLP, special counsel to the Company.

Sincerely,

/s/ Tom Djokovich
Tom Djokovich
Chief Executive Officer